Exhibit 99.1

TURBO ENERGY, S.A.

Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in Euro)

TURBO ENERGY, S.A.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Euro)

		June 30,	December 31,
As at	Note	2026	2025

Assets
Current
Cash and cash equivalent	2	€503,586	€493,129
Accounts receivable and other receivables	4	3,274,020	1,739,775
Inventories	5	4,830,099	3,444,184
Amount due from related parties	11	5,942,031	10,443,887
Prepaid expense	6	3,712,271	3,643,077
Investments	7	34,557	34,557
Total Current Assets		18,296,564	19,798,609
Non- Current Assets
Property and equipment, net	8	204,452	214,966
Intangible assets, net	9	1,882,964	2,102,151
Right-of-use assets	16	15,470	21,444
Deferred tax assets		2,272,573	2,272,573
Total Assets		€22,672,023	€24,409,743

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	10	€6,848,799	€12,647,530
Accrued interest payable	12	34,310	355,711
Accrued interest payable - related party	11	26,448	-
Amount due to related parties	11	3,400,635	2,929,117
Lease liabilities - current portion	16	10,163	12,203
Bank loans - current portion	13	1,175,408	4,510,831
Debt bond - current portion	12	253,352	253,352
Total Current Liabilities		11,749,115	20,708,744
Non-Current Liabilities
Lease liabilities	16	6,068	10,059
Bank loans	13	3,433,687	-
Deferred tax liabilities		30,595	30,595
Debt bond - noncurrent portion	12	1,934,029	2,060,705
Total Liabilities		17,153,494	22,810,103
Shareholders’ Equity
Share Capital	14	3,143,855	2,754,285
Additional paid in capital	14	7,404,278	3,940,606
Reserve	15	1,411,846	1,411,846
Accumulated Deficit		(6,441,450)	(6,507,097)
Total Shareholders’ Equity		5,518,529	1,599,640
Total Liabilities and Shareholders’ Equity		€22,672,023	€24,409,743

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TURBO ENERGY, S.A.

Condensed Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in Euro)

		Six Months Ended June 30,
	Note	2026	2025
Revenue	18	€7,835,027	€5,026,963
Revenue - related parties	11,18	7,186,691	410,342
Other operating income		11,520	75,153
Total Revenue		15,033,238	5,512,458
Cost and Expenses
Cost of revenues	19	12,549,216	4,188,028
Selling and administrative	20	1,378,224	1,137,050
Selling and administrative - related parties	11,20	101,744	356,912
Salaries and benefits		400,755	870,583
Salaries and benefits - related parties	11	69,063	124,159
Bad debt expense	4	23,694	-
Total Cost and Expenses		14,522,696	6,676,732
Income (loss) from operations		510,542	(1,164,274)
Other Income (Expense)
Other income		-	208
Interest income		-	3,457
Interest expense		(351,691)	(157,432)
Interest expense - related party		(26,448)	(40,627)
Foreign exchange gain (loss)		(66,756)	(39,047)
Total Other Income (Expense)		(444,895)	(233,441)
Net Income (Loss) Before Income Tax		65,647	(1,397,715)
Income tax Expense (Recovery)
- Current		-	-
- Deferred		-	-
Net Income (Loss)		€65,647	€(1,397,715)
Basic Net Income (Loss) per Ordinary Share		€0.00	€(0.03)
Diluted Net Income (Loss) per Ordinary Share		€0.00	€(0.03)
Weighted Average Number of Ordinary Shares Outstanding - Basic		59,415,835	55,085,700
Weighted Average Number of Ordinary Shares Outstanding - Diluted		61,143,577	55,085,700

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TURBO ENERGY, S.A.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(Expressed in Euro)

Six months ended June 30, 2026

	Note	Number of Outstanding Shares	Share Capital	Additional Paid In Capital	Reserve	Accumulated Deficit	Total Shareholders’ Equity
Balance, December 31, 2025		55,085,700	€2,754,285	€3,940,606	€1,411,846	€(6,507,097)	€1,599,640
Issuance of common stock	13	7,791,405	389,570	3,396,452	-	-	3,786,022
Stock-based compensation	2	-	-	67,220	-	-	67,220
Net income for the period		-	-	-	-	65,647	65,647
Balance, June 30, 2026		62,877,105	€3,143,855	€7,404,278	€1,411,846	€(6,441,450)	€5,518,529

Six months ended June 30, 2025

	Note	Number of Outstanding Shares	Share Capital	Additional Paid In Capital	Reserve	Accumulated Deficit	Total Shareholders’ Equity
Balance, December 31, 2024		55,085,700	€2,754,285	€3,808,591	€1,411,846	€(5,350,788)	€2,623,934
Stock based compensation	2	-	-	63,682	-	-	63,682
Net loss for the period		-	-	-	-	(1,397,715)	(1,397,715)
Balance, June 30, 2025		55,085,700	€2,754,285	€3,872,273	€1,411,846	€(6,748,503)	€1,289,901

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TURBO ENERGY, S.A.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Euro)

		Six Months Ended June 30,
	Note	2026	2025
Cash Provided by (Used in)
Operating Activities
Net income (loss) before income tax		€65,647	€(1,397,715)
Items not affecting cash:
Stock-based compensation	2	67,220	63,682
Bad debt expense	4	23,694	-
Depreciation of property and equipment	8	10,514	5,937
Amortization of intangible assets	9	244,527	48,763
Amortization of right-of-use assets	16	5,974	38,250
Accretion of lease liabilities	16	430	2,442
Gain on lease cancellation	16	-	(137)
Changes in non-cash working capital items:
Inventories	5	(1,385,915)	(636,450)
Accounts receivable and other receivables	4	(1,557,939)	1,934,794
Deferred tax assets	17	-	3,390
Due from related parties	11	5,097,469	(151,543)
Due to related parties	11	(67,154)	(1,329)
Prepaid expense	6	(69,194)	(580,865)
Accounts payable and accrued liabilities	10	(5,798,731)	(733,186)
Accrued interest payable	12	(321,401)	23,436
Accrued interest payable - related party	11	26,448	40,627
Net cash used in operating activities		(3,658,411)	(1,339,904)
Investing Activities
Purchase of equipment	8	-	(9,008)
Purchase of intangible assets	9	(25,340)	(450,962)
Net cash used in investing activities		(25,340)	(459,970)
Financing Activities
Net proceed from Issuance of common stock through public offering	13	3,786,022	-
Proceeds from debt bond	12	-	1,667,638
Repayment of debt bond	12	(126,676)	(126,676)
Repayment of bank loans	13	-	(90,374)
Net proceeds (repayment) from lines of credit	13	98,264	276,052
Repayment of lease liabilities	16	(6,461)	(40,488)
Payments to related parties	11	(59,083)	(907,213)
Proceeds from related parties	11	2,142	370
Net cash provided by financing activities		3,694,208	779,309
Net change in cash		10,457	(1,020,565)
Cash - beginning of period		493,129	2,384,625
Cash - end of period		€503,586	€1,364,060

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TURBO ENERGY, S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed in Euro)

NOTE 1 – ENTITY INFORMATION

Turbo Energy, S.A. (the “Company) was incorporated under the name of Distritech Solutions S.L. on September 18, 2013 under the laws of the Kingdom of Spain. The Company then changed its name to Solar Rocket S.L. on October 7, 2013. On April 8, 2021, Solar Rocket S.L. merged with a Spanish corporation Turbo Energy S.L.U. Turbo Energy S.L.U then became a wholly owned subsidiary of Solar Rocket S.L. This merger was approved by the Board of Directors of both companies. Following the merger, the Company changed its name to Turbo Energy S.L. on April 8, 2021. On February 8, 2023, we transformed the Company from a Spanish unipersonal limited company to a Spanish limited stock company. As such, our Company’s name was changed to Turbo Energy, S.A.

The corporate purpose of the Company, in accordance with its bylaws, consists of the acquisition, distribution and sale of electrical and electronic material for the development of renewable energy projects, such as solar panels, inverters, chargers, regulators, batteries and structures, among others. We design, develop and distribute equipment for the generation, management and storage of photovoltaic energy. Our energy storage products are managed from the cloud and through the inverter of the installation by an advanced software system which is optimized by artificial intelligence (“AI”). The key advantage is that our products, when compared to conventional battery storage systems, reduce electricity costs and protect the installation from power outages. Historically, we have primarily sold inverters, batteries and photovoltaic modules to installers and other distributors for residential consumers located in Spain; however, since 2022, we have shifted our focus on developing and commercializing all-in-one, AI-optimized solar energy storage systems under the brand name SUNBOX with applications in the global residential (SUNBOX Home and SUNBOX Home Lite), commercial and industrial (SUNBOX Industry) and utility-scale (SUNBOX Utility) markets.

The Company is part of the Umbrella Global Energy, S.A., whose main shareholder is Crocodile Investment, S.L.U, (hereinafter, the ultimate partner), with registered office in Valencia. The majority shareholder of the Turbo Energy, S.A is Umbrella Global Energy, S.A. (hereinafter, the majority shareholder), which is part of the Umbrella Global Energy Group.

On November 8, 2022, Turbo Energy S.A. with the purpose to develop a new business in the field of self-consumption of electricity, acquired 100% of the ordinary shares for a total amount of €2,250 of IM2 Energía Solar Proyecto 35 S.L.U., a company under common control by our CEO and established under the laws of the Kingdom of Spain on August 1, 2019. Following the transaction, IM2 Energía Solar Proyecto 35 S.L.U. became our wholly owned subsidiary. On November 29, 2022, we changed its name to Turbo Energy Solutions S.L.U.

On September 21, 2023, Turbo Energy, S.A. entered into an Underwriting Agreement with Titan Partners Group, a division of American Capital Partners, LLC, and Boustead Securities, LLC as the as the representative (“Representative”) of the underwriters named on Schedule 1 thereto, relating to the Company’s firm commitment underwritten initial public offering (the “Offering”) of ADSs, each representing five ordinary shares of the Company, par value five cents of euro per share, of the Company. Pursuant to the Underwriting Agreement, the Company agreed to sell 1,000,000 ADSs to the underwriters at a public offering price of $5.00 per ADS (the “Offering Price”), before underwriting discounts and commissions, and granted the Representative a 45-day over-allotment option to purchase up to an additional 150,000 ADSs, equivalent to 15% of the ADSs sold in the Offering, at the Offering Price per ADS, pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-273198), that was filed with the SEC and became effective on September 21, 2023, under the Securities Act of 1933, as amended (the “Securities Act”). The Offering was closed on September 26, 2023.

On September 6, 2024 Turbo Energy established a 50%-owned subsidiary in Chile for the development of storage solutions and Energy as a services (EaaS) model products and services. As of June 30, 2026, Turbo Energy owns 33% of the subsidiary in Chile.

Merger by absorption process

On April 8, 2021, the merger of Solar Rocket, S.L. (“Absorbing Company”) and Turbo Energy, S.L.U. (“Absorbed Company”) was formalized in a public deed, being registered in the Mercantile Registry of Valencia on August 9, 2021. The merger process, approved by the respective shareholders’ meetings on June 30, 2020, consisted of the extinction without liquidation of the Absorbed Company, transferring its assets and liabilities en bloc to the Absorbing Company, which acquired, by universal succession, the rights and obligations of the Absorbed Company. The Company recorded the assets and liabilities contributed by the Absorbed company at the values established in the accounting regulations in force at that time. The consolidated financial statements for the year 2021 include the information required by the regulations in relation to the aforementioned merger process.

On the same date of the merger described above, the Absorbing Company (Solar Rocket, S.L.) changed its corporate name to Turbo Energy, S.L.U., as described above.

NOTE 2 – MATERIAL ACCOUNTING POLICIES

Statement of compliance

The consolidated financial statements of Turbo Energy, S.A. have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Board of Directors of the Company on September 23, 2026.

Basis of presentation

The consolidated financial statements of the Company were prepared on a historical cost basis except where certain financial instruments are required to be measured at fair value. These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The results of operations for interim periods are not necessarily indicative of results to be expected for the fiscal year ending December 31, 2026 or for any other future annual or interim period.

The consolidated financial statements are presented in Euro, which is the Company’s functional currency. Transactions in currencies other than the functional currency are recorded in accordance with the policies stated under Foreign Currency Transaction in Note 2.

Reclassification

Certain amounts from prior period have been reclassified to conform to the current period presentation. These reclassifications had no impact on reported operating and net loss.

Revenue recognition

The Company designs, develops, and distributes equipment for the generation, management and storage of photovoltaic energy. Our energy storage products are managed from the cloud and through the inverter of the installation by an advanced software system which is optimized by artificial intelligence (“AI”). The key advantage is that our products, when compared to conventional battery storage systems, reduce electricity costs and protect the installation from power outages.

Historically, the Company’s revenue has been primarily generated from sales of inverters, batteries, and photovoltaic modules to installers and other distributors for residential consumers under individual customer purchase orders, some of which have underlying master sales agreements that specify terms governing the product sales. However, since 2022, we have shifted our focus on developing and commercializing all-in-one, AI-optimized solar energy storage systems under the brand name SUNBOX with applications in the global residential (SUNBOX Home and SUNBOX Home Lite), commercial and industrial (SUNBOX Industry) and utility-scale (SUNBOX Utility) markets.

The Company recognizes such revenue at the point in time when control of the products is transferred to the customer at the estimated net consideration for which collection is probable, taking into account the customer’s rights to unit rebates, and rights to return unsold product. This applies to sales to both non-affiliates and related parties.

Transfer of control occurs either when products are shipped to or received by the distributor or direct customer, based on the terms of the specific agreement with the customer, if the Company has a present right to payment and transfer of legal title and the risks and rewards of ownership to the customer has occurred. For most of the Company’s product sales, transfer of control occurs upon shipment to the distributor or direct customer. In assessing whether collection of consideration from a customer is probable, the Company considers the customer’s ability and intention to pay that amount of consideration when it is due. Payment of invoices is due as specified in the underlying customer agreement, typically 30 to 60 days from the invoice date, which occurs on the date of transfer of control of the products to the customer.

Since payment terms are less than a year, the Company has elected the practical expedient and does not assess whether a customer contract has a significant financing component.

A five-step approach is applied in the recognition of revenue: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation. Customer purchase orders plus the underlying master sales agreements are considered to be contracts with the customer for purposes of applying the five-step approach.

Returns under the Company’s general assurance warranty of products have not been material historically and warranty-related services are not considered a separate performance obligation under the customer orders.

Each distinct promise to transfer products is considered to be an identified performance obligation for which revenue is recognized upon transfer of control of the products to the customer. The Company has also elected to record sales commissions when incurred, as the period over which the sales commission asset would have been recognized is less than one year.

Concentration of Revenue by Customer

For the six months ended June 30, 2026 and 2025, there were two customers and one customer, respectively, that each comprised for more than 10% of the Company’s revenue. Collectively, these customers represented 58% and 13% of the Company’s revenue for the six months ended June 30, 2026 and 2025, respectively. One of these customers is a related party of the Company.

Cash and Cash Equivalents

Cash consists of highly liquid instruments purchased with an original maturity of three months or less. As of June 30, 2026 and December 31, 2025, the Company had cash of €503,586 and €493,129, respectively.

The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high-quality insured financial institutions. However, cash balances in excess of the Spanish government insured limit (Fondo de Garantía de Depósitos (FDG)) of €100,000 are at risk.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable.

The Company will run credit checks on all customers that request term payment.

Under receivable factoring arrangements, the Company sells certain accounts receivable with recourse, in order to accelerate the receipt of cash. Because the Company is still at risk of credit losses, the receivables are not derecognized, and any proceeds received are recorded as financial liabilities.

Factor liability

During October 2025, the Company was party to a purchase and sale agreement with an unrelated lender (the “Factor”) whereby the Factor purchase certain accounts receivable for a purchase price of up to 80% of the face amount, which is paid to the Company in the form of a cash advance. A commission charge of 0.35% and annual interest of EURIBOR + 3.45% applied. Under the factoring arrangement, the Company must buy back any invoices that the Factor is unable to collect payment on. Accordingly, pursuant to IFRS 9, the Company recognizes a factoring liability to the lender until the accounts receivables are collected. As of June 30, 2026 and December 31, 2025, the factoring liability was €0 and €128,233 recorded under accounts payable and accrued liabilities in the balance sheet, respectively. For the six months ended June 30, 2026 and 2025, the costs incurred by the Company in connection with factoring activities were €15,962 and €0, respectively.

Inventories

Inventories are valued at their acquisition cost, production cost or net realizable value, whichever is lower. Discounts for prompt payment are included as a lower price, whether or not they appear on the invoice and assigning value to its inventories. The Company adopts the weighted average price method.

Net realizable value represents the estimated sales price less all estimated costs that will be incurred in the process of commercialization, sales and distribution.

The Company makes the appropriate valuation adjustments, recording impairment expense when the net realizable value of the inventories is less than their acquisition cost.

Property and equipment

Property and equipment is recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses, if any. When components of property and equipment have different useful lives they are accounted for separately. Depreciation is provided at rates which are calculated to write off the assets over their estimated useful lives as follows:

Furniture	10 years straight line
Tools and machinery	4 years straight line
Right-of-use assets	Over term of the lease

Intangible assets

Acquired intangible assets are initially measured at cost. Following the initial recognition, intangible assets are measured at cost less any accumulated amortization and any impairment losses. The useful lives of intangible assets are either definite or indefinite. Intangible assets that have a finite useful life are amortized over the assessed useful economic life and are assessed for impairment when there are any indicators present that the intangible asset may be impaired. The Company reviews the amortization period and method at least annually, and any changes are treated as changes in accounting estimates and applied prospectively.

Computer applications and webpages are amortized over estimated useful lives of three years and Software is amortized over estimated useful lives of five years.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the agreement on the inception date.

As a lessee, the Company recognizes a lease obligation and a right-of-use asset in the statements of financial position on a present-value basis at the date when the leased asset is available for use. Each lease payment is apportioned between a finance charge and a reduction of the lease obligation. Finance charges are recognized in finance cost in the statements of income and comprehensive income. The right of-use assets are depreciated over the shorter of its estimated useful life and the lease term on a straight-line basis.

Lease obligations are initially measured at the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives;

●	variable lease payment that are based on an index or a rate;

●	amounts expected to be payable under residual value guarantees;

●	the exercise price of a purchase option if the Company is reasonably certain to exercise that option; and

●	payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

Lease payments are discounted using the interest rate implicit in the lease, or if this rate cannot be determined, the Company’s incremental borrowing rate. Right-of-use assets are initially measured at cost comprising the following:

●	the amount of the initial measurement of the lease obligation;

●	any lease payments made at or before the commencement date less any lease incentives received; and

●	any initial direct costs and rehabilitation costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the statements of income and comprehensive income. Short-term leases are leases with a lease term of 12 months or less.

Share capital

Ordinary shares are classified as equity, net of transaction costs directly attributable to the issue of ordinary shares.

Ordinary shares issued for consideration other than cash are based on their market value at the date the ordinary shares are issued.

Restricted Stock Units

The 2023 Equity Incentive Plan (the “Plan”) administrator may award restricted stock units which represent the right to receive common stock at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Plan administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with the Company or its subsidiaries, the passage of time or other restrictions or conditions. The Plan administrator determines the persons to whom grants of restricted stock units are made, the number of restricted stock units to be awarded, the time or times within which awards of restricted stock units may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the restricted stock unit awards. The value of the restricted stock units may be paid in common stock, cash, other securities, other property, or a combination of the foregoing, as determined by the Plan administrator.

Share-Based Compensation

The Company accounts for share-based compensation under the fair value method in accordance with IFRS 2, “Share-based Payment,” which requires all such compensation to employees and non-employees to be calculated based on its fair value of the equity instrument at the grant date and recognized in the earnings over the requisite service or vesting period. (See Note 14)

Liquidity

The Company has incurred a net income of €65,647 during the six months ended June 30, 2026.

The Company finds itself in a sector where many industry research studies and forecasts have projected large exponential growth in the coming years. Turbo Energy is a consolidated company with more than 10 years of proven experience. In the past three years, we have been making significant investments in research and development to help ensure that we are well positioned to present the markets we serve with highly differentiated value propositions when compared to other companies operating in the solar energy storage sector. To that end, our R&D investments have yielded the commercialization of proprietary, patented and patent pending hardware offerings, which include our line of all-in-one SUNBOX solar energy storage solutions designed for residential, commercial and industrial and utility-scale applications. In addition, we have pioneered leading edge software solutions, which incorporate our advanced AI-powered capabilities for energy management and optimization.

The Company’s existing cash resources are expected to provide sufficient funds to carry out the Company’s planned operations and expansion plan for more than 12 months. Also, the Company is part of the Umbrella Global Energy Group, where its principal Company, the majority shareholder of Turbo Energy, has explicitly expressed its full support to carry out its operational development, in the event such support is needed.

Additionally, during 2026, the Company carried out several fundraising transactions in the U.S. market through the issuance of ordinary shares represented by American Depositary Securities (ADSs), using placement structures commonly used in that market, including a Registered Direct Offering (RDO) and subsequent placements under an “at-the-market” (ATM) program. Overall, as of June 30, 2026, these transactions resulted in the issuance of approximately 7.8 million ordinary shares, equivalent to approximately 1.56 million ADSs, for total gross proceeds of approximately USD 5.0 million.

Subsequent to the preparation of these financial statements, as further described in Note 22, the Company carried out additional issuances under the ATM program, resulting in the issuance of approximately 3.65 million ordinary shares, equivalent to approximately 0.73 million ADSs, for total gross proceeds of approximately USD 1.18 million.

Provisions

Provisions are recognized when there is a present legal or constructive obligation as a result of a past event, for which it is probable that a transfer of economic benefits will be required to settle the obligation, and where a reliable estimate can be made of the amount of the obligation. Provisions are discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability, if material. Where discounting is used, the increase in the provision due to passage of time (“accretion expense”) is recognized as an expense on the statements of income.

Income taxes

Income tax expense comprises current and deferred tax. Deferred tax is recognized in the statements of income and comprehensive income except to the extent that they relate to items recognized directly in equity or in other comprehensive income or loss.

Current income tax is the expected tax payable or receivable in respect of the taxable income or loss for the period, using income tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous periods.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their related tax bases. However, deferred tax is not provided on the initial recognition of goodwill or on the initial recognition of an asset or liability unless the related transaction is a business acquisition or affects tax or accounting profit. The deferred tax assets and liabilities have been measured using substantively enacted tax rates that will be in effect when the amounts are expected to settle. Deferred tax assets are only recognized to the extent that it is probable that they will be able to be utilized against future taxable income. The assessment of the probability of future taxable income in which deferred tax assets can be utilized is based on the Company’s latest approved forecast, which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. If a positive forecast of taxable income indicates the probable use of a deferred tax asset, especially when it can be used without a time limit, that deferred tax asset is usually recognized in full. The recognition of deferred tax assets that are subject to economic limits or uncertainties are assessed individually by management based on the specific facts and circumstances.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority. Changes in deferred tax assets or liabilities are recognized as a component of income or expense in the statements of income and comprehensive income, except where they relate to items that are recognized in other comprehensive income or loss or directly in equity.

Foreign currency transactions

The functional currency used by the Company is the Euro. Consequently, operations in currencies other than the Euro are considered to be denominated in foreign currency and are recorded at the exchange rates in force on the dates of the operations.

At year-end, monetary assets and liabilities denominated in foreign currency are converted by applying the exchange rate on the balance sheet date. The profits or losses revealed are charged directly to the profit and loss account for the year in which they occur.

On each balance sheet date, monetary assets and liabilities in foreign currency are converted at the rates in force on the closing date. Non-monetary items in foreign currency measured in terms of historical cost are converted at the exchange rate on the date of the transaction.

The exchange differences of the monetary items that arise both when liquidating them and when converting them at the closing exchange rate, are recognized in the results of the year, except those that are part of the investment of a business abroad, which are recognized directly in equity net of taxes until the time of its disposal.

Income (Loss) per share

Basic income (loss) per share is calculated by dividing the income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period. For all periods presented, the income attributable to ordinary shareholders equals the reported income attributable to owners of the Company.

Diluted income per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of ordinary shares outstanding for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase ordinary shares at the average market price during the period.

For the six months ended June 30, 2026, restricted stock units were potentially instruments and were included in the calculation of diluted income per share.

For the six months ended June 30, 2025, restricted stock units were potentially instruments and were not included in the calculation of diluted loss per share as their effect would be antidilutive.

	June 30,	June 30,
	2026	2025
	(Ordinary Shares)	(Ordinary Shares)
Restricted Stock Units	1,727,742	1,727,742

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Management assesses impairment of non-financial assets such as property and equipment and intangible assets. In assessing impairment, management estimates the recoverable amount of each asset or cash generating unit (“CGU”) based on expected future cash flows. The Company has applied judgment in its assessment of the appropriateness of the determination of CGU’s. When measuring expected future cash flows, management makes assumptions about future growth of profits which relate to future events and circumstances. Actual results could vary from these estimated future cash flows. Estimation uncertainty relates to assumptions about future operating results and the application of an appropriate discount rate.

Financial instruments

Financial assets

Financial assets are classified as either financial assets at fair value through profit and loss (“FVTPL”), amortized cost, or fair value through other comprehensive income (“FVTOCI”). The Company determines the classification of its financial assets at initial recognition.

Classification and measurement

Classification determines how financial assets and financial liabilities are accounted for in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 Financial Instruments approach for the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces prior rule-based requirements. The model also results in a single impairment model being applied to all financial instruments.

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of income and comprehensive income. Realized and unrealized gains and income arising from changes in the fair value of the financial asset held at FVTPL are included in the statements of income and comprehensive income in the period in which they arise. The Company has classified cash as FVTPL.

Financial assets at FVTOCI

Financial assets at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. There are no financial assets classified as FVTOCI.

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value, net of transaction costs, and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. The Company has classified accounts receivable and amounts due from related parties at amortized cost.

Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred.

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. The Company determines the classification of its financial liabilities at initial recognition.

Financial liabilities are classified as measured at amortized cost, net of transaction costs unless classified as FVTPL. The Company’s accounts payable and accrued liabilities, amounts due to related parties, lease liabilities and bank loans are classified as measured at amortized cost.

The Company’s bank loans were classified as measured at amortized cost at June 30, 2026 and December 31, 2025. During the six months ended June 30, 2026 and 2025, the Company incurred €73,267 and €34,392 of interest on bank loans, respectively.

Fair value measurement

Fair value measurements are made using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value:

●	Level 1 – defined as observable inputs such as quoted prices in active markets;

●	Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

●	Level 3 – defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The fair value measurement is categorized in its entirety by reference to its lowest level of significant input. Fair value is based on estimated cash flows, discounted at interest rates for similar instruments.

The carrying amounts shown of the Company’s financial instruments including cash, accounts receivable, inventories, accounts payable and accrued liabilities approximate their fair value (Level 1) due to the short-term maturities of these instruments.

Impairment of financial assets

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired.

The Company recognizes expected credit losses (“ECL”) for accounts receivable based on the simplified approach. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the account receivable.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. ECLs are a probability-weighted estimate of credit losses.

ECLs are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward looking macro- economic factors in the measurement of the ECLs associated with its assets carried at amortized cost.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

New Accounting Pronouncements

The following accounting standards and amendments have been issued by the IASB or the International Financial Reporting Interpretations Committee that are not yet effective as of the date of the Company’s consolidated financial statements. The Company intends to adopt such standards upon the mandatory effective date.

Recently Adopted Accounting Standards

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. These amendments are effective for reporting periods beginning on or after January 1, 2023. The adoption of the amendments to IAS1 has not had a material effect on the Company’s statements and disclosures.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the recognition, measurement and disclosure of amounts reported in these consolidated financial statements and accompanying notes. The reported amounts and note disclosures are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from such estimates. These judgments, estimates and assumptions are reviewed regularly.

The following are significant management judgments, estimates and assumptions used in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

Leases

The Company exercises judgment in determining the approximate lease term on a lease-by-lease basis. The Company considers all facts and circumstances that may create an economic incentive to exercise renewal options and also evaluates the economic incentive related to the continuation of existing leaseholds. The Company is also required to estimate specific criteria in order to estimate the carrying amount of right-of-use assets and lease liabilities including the incremental borrowing rate and effective interest rate.

Valuation of accounts receivable

Management monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual trade balances will be paid. Credit risks for outstanding customer receivables are regularly assessed and allowances are recorded for estimated losses, if required.

Valuation of inventories

Management makes estimates of future customer demand for products when establishing appropriate provisions for inventory obsolescence. In making these estimates, management considers the age of inventory and profitability of recent sales.

Recoverability of income taxes

The measurement and assessment of income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws and estimates of the Company’s abilities to utilize losses carried forward to offset taxes payable on future taxable income. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the financial statements.

Useful life of property and equipment

Changes in the intended use of property and equipment as well as changes in technology or economic conditions may cause the estimated useful life of these assets to change. The change in useful lives could impact the depreciation expense and carrying value of property and equipment.

Useful life of intangible assets

Changes in the intended use of intangible assets with determinable useful lives as well as changes in technology or economic conditions may cause the estimated useful life of these assets to change. The change in useful lives could impact the amortization expense and carrying value of intangible assets.

Terms and Conditions of Restricted Stock Units

Management determines the terms and conditions of Restricted Stock Units (‘RSU”), including the vesting criteria, the form and timing of payment, the time within which RSU may be subject to forfeiture and rights to acceleration thereof.

NOTE 4 – ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES, NET

Accounts receivable and other receivables as of June 30, 2026 and December 31, 2025 are summarized as below:

	June 30,	December 31,
	2026	2025
Customers by sales provision of services	€3,423,103	€1,868,572
VAT receivable	12,319	11,131
Others	34,960	34,960
	€3,470,382	€1,914,663
Allowance for doubtful accounts	(196,362)	(174,888)
	€3,274,020	€1,739,775

As of June 30, 2026 and December 31, 2025, the allowance for doubtful accounts was €196,362 and €174,888, respectively. During the six months ended June 30, 2026 and 2025, the Company recorded bad debt expense of €23,694 and €0, respectively. As of June 30, 2026 and December 31, 2025, €0 and €283,457 trade receivable were under factoring recourse arrangement, respectively.

NOTE 5 – INVENTORIES

As of June 30, 2026 and December 31, 2025, the Company had finished goods of €4,830,099 and €3,444,184, respectively.

The Company outsourced the management of inventories to a third party with all the inventories located in a warehouse owned by the third party. The Company pays a monthly fee to the warehouse company for insurance coverage of the inventories, as stated in the agreement between both parties.

NOTE 6 – PREPAID EXPENSE

Prepaid expense as of June 30, 2026 and December 31, 2025 are summarized as below:

	June 30,	December 31,
	2026	2025
Advancement to suppliers for inventory	€3,541,922	€3,338,500
Advancement for PP&E under construction	11,683	11,683
Conference	62,413	100,976
Insurance	93,823	188,983
Security deposits and others	2,430	2,935
	€3,712,271	€3,643,077

NOTE 7 – INVESTMENTS

As of June 30, 2026 and December 31, 2025, the Company had short-term investment of €34,557 and €34,557, comprised of a short-term commercial deposit of €26,557 and €26,557 with an assembling vendor and a short-term commercial deposit with a sales company of €8,000 and €8,000, respectively. During the six months ended June 30, 2026 and 2025, the Company recognized interest income of €0 and €3,457 from the investments, respectively.

NOTE 8 – PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2026 and December 31, 2025 are summarized as follows:

	June 30,	December 31,
	2026	2025
Furniture	€23,873	€23,873
Laboratory Photovoltaic Installation	238,057	238,057
Tools and Machinery	14,822	14,822
Computer	10,689	10,689
	287,441	287,441
Accumulated depreciation	(82,989)	(72,475)
	€204,452	€214,966

During the six months ended June 30, 2026 and 2025, the Company acquired property and equipment of €0 and €9,008, respectively. During the six months ended June 30, 2026 and 2025, the Company recorded depreciation expense of €10,514 and €5,937, respectively.

NOTE 9 – INTANGIBLE ASSETS

Intangible assets as of June 30, 2026 and December 31, 2025 are summarized as follows:

	June 30,	December 31,
	2026	2025
Software development	€7,012	€5,382
Software SKN1	248,419	248,419
Software SKN2	1,378,566	1,378,566
Computer application	51,134	33,755
Research and Development Prototypes	817,600	811,269
Web page	6,010	6,010
	2,508,741	2,483,401
Amortization	(625,777)	(381,250)
	€1,882,964	€2,102,151

During the six months ended June 30, 2026 and 2025, the Company made additions to other intangible developments of €25,340 and €450,962, respectively. Other intangible developments refer to the development carried out by the company of the Sunbox energy storage system, the SKN1 technology integrator software, which provides control, operational efficiency, and automated energy decision-making, and the SKN2 technology creator software, designed to monitor, manage, and optimize solar installations with storage from a single platform.

During the first semester of 2025, Turbo Energy had ready and already in use the new Turbo Energy software SKN2, as well as the first beta units already in use of the new SUNBOX energy storage solution developed for the U.S. market. Software development of €1,378,566 was transferred to Software SKN2 upon completion of the development.

During the six months ended June 30, 2026 and 2025, the Company recorded amortization expense of €244,527 and €48,763, respectively. The Company evaluated intangible assets for impairment for the six months ended June 30, 2026 and determined that there are no impairment losses.

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued labilities as of June 30, 2026 and December 31, 2025 are summarized as follows:

	June 30,	December 31,
	2026	2025
Trade payable	€5,475,322	€12,341,945
VAT payable	731,928	132,746
Payroll taxes payable	16,574	43,824
Customer deposits	624,975	121,015
Others	-	8,000
	€6,848,799	€12,647,530

NOTE 11 – RELATED PARTY TRANSACTIONS

Amount due from (to) as of June 30, 2026 are summarized as follows:

Due from related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending collection	€-	€-	€92,059	€92,059
Long-term investment	-	-	122,725	122,725
Trade receivables	-	-	5,727,247	5,727,247
Total	€-	€-	€5,942,031	€5,942,031

Due to related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending to pay	€-	€(851,661)	€(823)	€(852,484)
Advance Payment	-	-	(2,548,151)	(2,548,151)
Total	€-	€(851,661)	€(2,548,974)	€(3,400,635)

Amount due from (to) as of December 31, 2025 are summarized as follows:

Due from related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending collection	€-	€-	€35,118	€35,118
Long-term investment	-	-	291,810	291,810
Trade receivables	-	-	10,116,959	10,116,959
Total	€-	€-	€10,443,887	€10,443,887

Due to related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending to pay	€-	€(1,020,746)	€(822)	€(1,021,568)
Advance Payment	-	-	(1,840,395)	(1,840,395)
Trade payable	-	(67,154)	-	(67,154)
Total	€-	€(1,087,900)	€(1,841,217)	€(2,929,117)

All the amounts due to and from related parties are unsecured, non-interest bearing and due on demand, except for the loan agreement from Umbrella Global Energy, S.A. of €3,800,000. This five-year loan was formalized and signed on June 30, 2023, with a market interest rate of 6.25% per year, payable bi-annually. During the six months ended June 30, 2026 and 2025, Turbo Energy repaid €324,716 and €903,734, respectively. As of June 30, 2026 and December 31, 2025, the loan amount was €851,551 and €1,176,267, respectively. During the six months ended June 30, 2026 and 2025, a total amount of €26,448 and €40,627 had been paid for interest, respectively.

Transactions with related parties during the six months ended June 30, 2026 and 2025 were summarized as follows:

Six Months Ended June 30, 2026

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Sales	€-	€-	€7,186,691	€7,186,691
*Services received	-	197,255	-	197,255
Total	€-	€(197,255)	€7,186,691	€6,989,436

*	Comprised of selling and administrative – related parties of €101,744, salaries and benefits – related parties of €69,063 (including stock-based compensation of €67,220 from RSU) and interest expense – related parties of €26,448.

Six Months Ended June 30, 2025

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Sales	€-	€-	€410,342	€410,342
*Services received	-	521,698	-	521,698
Total	€-	€(521,698)	€410,342	€(111,356)

*	Comprised of selling and administrative – related parties of €356,912, salaries and benefits – related parties of €124,159 (including stock-based compensation of €63,682 from RSU) and interest expense – related parties of €40,627.

Our related party transactions during the six months ended June 30, 2026 include sales of products or services made to or purchases of products or services from affiliated group companies that are under common control and to associates of such group companies. These transactions include income accrued from the commercial activities of our Company. The purchases relate to merchandise that we sell in its normal course of commercial operations.

During the six months ended June 30, 2026 and 2025, the Company made payment to the related parties of €59,083 and €907,213, respectively. During the six months ended June 30, 2026 and 2025, the Company received advancement from related parties of €2,142 and €370, respectively.

Umbrella Global Energy, as the holding company of the group, assumes all structural costs such as those related to human resources, licenses, legal, tax, labor, marketing and other generic structural costs. A margin of 13% is applied to these costs and the resulting amount is distributed to the four most significant companies in the group based on their estimated revenue in the monthly management fees.

During the six months ended June 30, 2026 and 2025, the Company incurred management fees to Umbrella Global Energy, S.A. of €98,462 and €350,000, respectively.

No compensation has been paid to the executives under Crocodile Investment SLU. The Company expects to continue with the same allocation structure in the future.

NOTE 12 – DEBT BOND

On August 26, 2024, the Company entered into an agreement with Enerfip, a leading France-based crowdfunding platform dedicated to renewable energy projects and regulated by The French Financial Markets Authority and Prudential Control and Resolution Authority (the “Enerfip Agreement”). Pursuant to the Enerfip Agreement, the Company closed on subscriptions by European individual investors, raising total gross proceeds of €2,533,520 (approximately US$1,647,637) through a 36-month simple debt bond with an interest rate of 8.75%. During the year ended December 31, 2025 and 2024, the Company received proceed from debt bond of €1,667,638 and €865,882 and made repayment of debt bond of €219,463 and €0, respectively. During the six months ended June 30, 2026 and 2025, the Company received proceed from debt bond of €0 and €1,667,638 and made repayment of debt bond of €126,676 and €126,676, respectively. As of June 30, 2026 and December 31, 2025, the debt bond was €2,187,381 and €2,314,057, respectively.

	June 30,	December 31,
	2026	2025
Debt bond	€2,187,381	€2,314,057
less: current portion	(253,352)	(253,352)
	€1,934,029	€2,060,705

During the six months ended June 30, 2026 and 2025, interest expense totaled €98,373 and €92,733, respectively. As of June 30, 2026 and December 31, 2025, the accrued interest was €34,310 and €36,653, respectively.

NOTE 13 – BANK LOANS

Bank loans as of June 30, 2026 and December 31, 2025 are summarized as follows:

	June 30,	December 31,
	2026	2025
Bank loans	€4,609,095	€382
Lines of credit	-	4,510,449
	4,609,095	4,510,831
less: current portion	1,175,408	(4,510,831)
	€3,433,687	€-

In February 2026, the Company announced the successful completion of a restructuring of its bank financing aimed at strengthening its financial position and aligning liquidity with the Company’s medium- and long-term business plan. As part of this process, Turbo Energy reached agreements with Bankinter, CaixaBank and BBVA, three of Spain’s leading financial institutions, enabling the conversion of existing lines of credit into long-term financing structures totaling approximately €4.87 million (approximately $5.75 million in U.S. dollars), whose new maturity date will be in 2029. The interest rate applicable in each period shall be the result of adding the relevant reference rate (12-month EURIBOR) plus a margin equivalent to 2% per annum.

Management assessed the terms of the restructuring under IFRS 9, Financial Instruments, and determined that the terms of the new financing were not substantially different from those of the original financial liabilities. Accordingly, the restructuring was accounted for as a modification of the existing financial liabilities, with no derecognition and no gain or loss recognized in the condensed consolidated statement of operations.

The terms and conditions of the bank loans are as follows:

		Nominal		June 30, 2026		December 31, 2025
		interest	Year of	Face	Carrying	Face	Carrying
Bank Loans	Currency	rate	maturity	Value	Amount	Value	Amount
CaixaBank	EUR	1.50%	2025	-	-	400,000	382
CaixaBank	EUR	4.23%	2029	2,459,731	2,323,542	-	-
BBVA	EUR	4.21%	2029	1,449,906	1,370,820	-	-
Bankinter	EUR	4.22%	2029	960,854	914,733	-	-
				€4,870,491	€4,609,095	€-	€382

During the six months ended June 30, 2026 and 2025, the Company incurred bank loan interest expense of €73,267 and €0, respectively.

The Company’s obligations are secured by substantially all of the assets of the Company.

As of December 31, 2025 the Company maintained the following lines of credit:

				December 31,
		Nominal		2025
	Credit	interest		Carrying
Line of credit	Limit	rate	Maturity	Value
Caixabank	€2,500,000	0.60% + Euribor	3/25/2025	€2,314,026
Sabadell	2,400,000	1.20% + Euribor	2/28/2025	-
BBVA	1,570,000	1.90% + Euribor	12/22/2025	1,292,690
Santander	4,000,000	0.45% + Euribor	2/28/2025	-
Bankinter	2,690,000	0.90% + Euribor	3/20/2025	903,733
Bankinter	110,000	0.75% + Euribor	3/20/2025	-
	€13,270,000			€4,510,449

As of December 31, 2025, the Company had a €3.6 million unsecured credit facility that could be drawn down to meet short-term financing needs. The facility had maturities ranging from one to three years for the ICO credit lines and was renewable automatically at the option of the Company. Interest was payable at an average rate of Euribor plus 2.11 percentage points. As part of the Company’s debt refinancing completed in 2026, the credit facility was cancelled. Accordingly, during the six months ended June 30, 2026 and 2025, the Company incurred interest expense related to the credit facility of €0 and €34,056, respectively.

NOTE 14 – SHARE CAPITAL

Authorized

The Company has authorized 75,085,700 ordinary shares with a par value of €0.05.

Issuances

During the six months ended June 30, 2026, the Company issued 7,791,405 new ordinary shares (1,558,281 ADSs, each representing five ordinary shares) through two equity transactions: a Registered Direct Offering (“RDO”) settled in March 2026 (5,000,000 shares / 1,000,000 ADSs at $3.25 per ADS), and an At-the-Market (“ATM”) program under which shares were issued in tranches between March and June 2026 (2,791,405 shares / 558,281 ADSs at a weighted-average price of $2.87 per ADS). Two further tranches available under the ATM program remained undrawn at period end. The Company generated proceeds of €3,786,022, net of underwriting/placement fees and related legal and regulatory costs of €522,420.

Issued and outstanding

As of June 30, 2026 and December 31, 2025, the total issued and outstanding share capital consisted of ordinary shares of 62,877,105 and 55,085,700 original shares, all subscribed and paid up.

Restricted Stock Units

On April 5, 2024, the Compensation Committee and the Board of Directors of the Company approved the grant of 1,780,328 Restricted Share Units (RSUs) which can be converted into 356,067 American Depositary Shares (“ADS”) of the Company, representing 1,780,328 Ordinary Shares of the Company, to certain officers, directors and employees of the Company with a vesting date of January 1, 2027.

During the six months ended June 30, 2026 and 2025, the Company recorded €67,220 and €63,682 stock-based compensation expense, respectively. The stock-based compensation incurred from RSUs awarded was reported under salaries and benefits – related parties in the statements of operations with share-based payment reserve of €0 and €32,911 recognized under reserve in the balance sheets, respectively.

During the six months ended June 30, 2025, 52,586 RSUs valued at €11,315 were forfeited.

The 1,780,328 RSUs were valued at €383,064 based on the price of the Company’s ADS which was €1.08 per ADS on the grant date of April 5, 2024.

As of June 30, 2026 and December 31, 2025, the Company had 1,727,742 RSUs valued at €371,749.

A summary of activity regarding the RSUs issued was as follows:

		Weighted Average
	Number of	Grant Date Fair Value
	Units	Per Share
Balance, December 31, 2024	1,780,328	€0.22
Granted	-	-
Vested	-	-
Forfeited	(52,586)	0.22
Balance, December 31, 2025	1,727,742	€0.22
Granted	-	-
Vested	-	-
Forfeited	-	-
Balance, June 30, 2026	1,727,742	€0.22

As of June 30, 2026 and December 31, 2025, the unrecognized stock-based compensation of €68,704 and €135,924 is expected to be recognized over a weighted -average period of 0.5 years and 1 year, respectively.

NOTE 15 – RESERVE

As of June 30, 2026 and December 31, 2025, reserve was €1,411,846 and €1,411,846 comprised of legal reserves and other reserves, respectively.

Legal reserve

In accordance with the Capital Company Law, companies must allocate an amount equal to 10% of the profit for the year to the legal reserve until it reaches 20% of the share capital. The legal reserve may only be used to increase the share capital. Except for the above purpose and as long as it does not exceed 20% of the share capital, the legal reserve can only be used to offset losses, provided there are no other reserves available which are sufficient for this purpose. As of June 30, 2026 and December 31, 2025, it was partially constituted after the aforementioned capital increase. As of June 30, 2026 and December 31, 2025, legal reserve was €500,857.

Other reserve

The Company maintains an unrestricted reserve for undistributed profits from previous years. As of June 30, 2026 and December 31, 2025 and 2024, other reserves were €910,989.

NOTE 16 – LEASES

As of June 30, 2026 and December 31, 2025, the Company had the following lease obligations:

	Discount		June 30,	December 31,
	Rate	Maturity	2026	2025
Current	3.0% - 4.5%	2025-2028	€10,163	€12,203
Non-current	3.0% - 4.5%	2026-2028	6,068	10,059
			€16,231	€22,261

Balance - December 31, 2024	€36,325
Lease liability additions	42,644
Cancellation of lease	(11,795)
Repayment of Lease liability	(47,941)
Interest expense on lease liabilities	3,028
Balance - December 31, 2025	€22,261
Repayment of Lease liability	(6,461)
Interest expense on lease liabilities	431
Balance - June 30, 2026	€16,231

On June 1, 2022, the Company entered into an office lease agreement under a two-year term extensible for three years upon expiry and monthly lease payment of €3,384 during the first year and €3,492 during the second year. On April 1, 2024, the Company extended the office lease for one additional year starting from June 2024 through May 2025 with a monthly payment of €3,618.

On September 26, 2022, the Company entered into a vehicle lease agreement under a three-year term and monthly lease payment of €420.

On November 15, 2022, the Company entered into a vehicle lease agreement under a three-year term and monthly lease payment of €417. The lease was cancelled on January 1, 2025. During the six months ended June 30, 2025, the Company recognized gain from cancellation of the lease of €137.

On August 17, 2023, the Company entered into a vehicle lease agreement under a three-year term and monthly lease payment of €572.

On February 2, 2024, the Company entered into a vehicle lease agreement under a three-year term and monthly lease payment of €458.

On April 27, 2024, the Company entered into a vehicle lease agreement under a four-year term and monthly lease payment of €619.

The following table summarizes the maturity of our lease liabilities as of June 30, 2026:

Year Ended December 31,
2026 (excludes six months ended June 30, 2026)	€6,461
2027	7,887
2028	2,476
2029	-
Total lease payments	16,824
Less: financing cost	(593)
Lease liabilities	€16,231

As of June 30, 2026 and December 31, 2025, the Company has right-of-use assets as follows:

Balance - December 31, 2024	€35,311
Additions from lease modification	42,644
Depreciation	(45,162)
Cancellation of lease	(11,349)
Balance - December 31, 2025	€21,444
Depreciation	(5,974)
Balance - June 30, 2026	€15,470

NOTE 17 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Set out below are categories of financial instruments and fair value measurements as of June 30, 2026 and December 31, 2025:

	June 30,	December 31,
	2026	2025
Financial assets at fair value
Cash	€503,586	€493,129

Financial assets at amortized cost
Accounts receivable and other receivables	€3,274,020	€1,739,775
Amount due from related parties	€5,942,031	€10,443,887

Financial liabilities at amortized cost
Accounts payable and accrued liabilities	€6,848,799	€12,647,530
Amount due to related parties	€3,400,635	€2,929,117
Lease liabilities	€16,231	€22,262
Bank loans	€4,609,095	€4,510,831
Debt bond	€2,187,381	€2,314,057

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Difficulty accessing the capital markets could impair the Company’s capacity to grow, execute its business model and generate financial returns. The Company manages its liquidity risk by monitoring its operating requirements to ensure financial resources are available, actively monitoring market conditions and by diversifying its sources of funding and maintaining a diversified maturity profile of its debt obligations.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s main credit risk relates to its cash and accounts receivable. The Company’s credit risk is reduced by a broad customer base and a review of customer credit profiles.

The Company’s maximum exposure to credit risk corresponds to the carrying amount for all cash and accounts receivable. Cash is held with prominent financial institutions. Accounts receivable are held with vendors in which the Company has a historically strong relationship with or related to VAT receivable.

The Company mitigates credit risk associated with its trade receivables through established credit approvals, limits and a regular monitoring process. The Company generally considers the credit quality of its financial assets that are neither past due nor impaired to be solid. Credit risk is further mitigated due to the large number of customers and their dispersion across geographic areas.

For the six months ended June 30, 2026 and 2025, there were two customers and one customer, respectively, that each accounted for more than 10% of the Company’s revenue. Collectively, these customers represented 58% and 13% of the Company’s revenue for the six months ended June 30, 2026 and 2025, respectively.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is not exposed to significant currency risk.

Interest risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its lines of credit due to fluctuations in interest rates. The Company’s bank loans and leases have fixed rates of interest resulting in limited interest rate fair value risk for the Company. The Company manages interest rate risk by negotiating financing terms in individual arrangements that are most advantageous, considering all relevant factors including credit margin, term and basis. The risk management objective is to minimize the potential for changes in interest rates to cause adverse changes in cash flows to the Company.

Other price risk

Other price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk.

Legal risk

On April 2025, Boustead Securities, LLC (“Boustead”) initiated an arbitration proceeding against Turbo Energy, S.L. (“Turbo Energy” or the “Company”) before the Financial Industry Regulatory Authority (“FINRA”), Case No. 25-01072. The arbitration arises from Boustead’s prior role as placement agent and underwriter in connection with the Company’s initial public offering. Boustead’s claims seek recovery of approximately $216,000 in cash fees and warrants for more than 96,000 shares of the Company, which Boustead alleges are due pursuant to a right of first refusal provision contained in the parties’ March 7, 2022 Engagement Agreement.

On August 7, 2025, Turbo Energy filed its Answer and asserted counterclaims against Boustead, alleging, among other things, breach of contract, negligent misrepresentation, and fraud, and seeking damages and other relief. Turbo Energy’s counterclaims arise from disputes concerning the calculation and payment of certain expenses and the scope and enforceability of Boustead’s right of first refusal. On August 27, 2025, Boustead filed its response denying all allegations in Turbo’s counterclaims and asserting affirmative defenses.

On September 18, 2025, the FINRA arbitration panel issued an order denying Boustead’s motion to change the hearing location. The arbitration proceedings remain ongoing. The Company intends to vigorously pursue its counterclaims and defend against all claims asserted by Boustead. At this stage, the Company cannot predict the outcome of the arbitration or estimate any potential loss or recovery.

Capital management

The Company’s capital consists of share capital and reserve. The Company’s capital management is designed to ensure that it has sufficient financial flexibility both in the short and long-term to support its financial obligations and the future development of the business.

The Company manages its capital with the following objectives:

(i)	Ensuring sufficient liquidity is available to support its financial obligations and to execute its operating strategic plans;

(ii)	Maintaining financial capacity and flexibility through access to capital to support future development of the business;

(iii)	Minimizing its cost of capital and considering current and future industry, market and economic risks and conditions; and

(iv)	Utilizing short-term funding sources to manage its working capital requirements and long- term funding sources to match the long-term nature of the property, plant and equipment of the business.

There were no changes to the Company’s approach to capital management during the six months ended June 30, 2026 and 2025. The Company is not subject to externally imposed capital requirements.

NOTE 18 – REVENUE

The Company’s sales are derived from sales of electronic products and services. The following is the Company’s revenue by geographical markets during the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
	2026	2025
Spain	€14,352,385	€4,828,474
Europe	183,791	391,388
Rest of the world	485,542	217,443
	€15,021,718	€5,437,305

During the six months ended June 30, 2026 and 2025, the Company recognized revenue of €15,021,718 and €5,437,305, of which €7,186,691 and €410,342 derived from related parties, respectively.

We consider related parties those companies that are part of Umbrella Energy Group.

NOTE 19 – COST OF REVENUE

	Six Months Ended June 30,
	2026	2025
Purchase of finished goods	€11,871,081	€4,143,718
Purchase of raw materials	-	43,602
Outsourcing service	678,135	708
	€12,549,216	€4,188,028

During the six months ended June 30, 2026 and 2025, the Company incurred cost of sales of €12,549,216 and €4,188,028, respectively.

NOTE 20 – SELLING AND ADMINISTRATIVE EXPENSES

The Company incurred the following selling and administrative expenses during the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
	2026	2025
Professional fees	€565,594	€789,481
Shipping and handling expenses	213,999	166,318
Warehouse handling	53,731	35,930
Miscellaneous operating expenses	77,060	104,370
Marketing and advertising	36,276	135,780
Leases and royalties	39,220	38,643
Insurance premiums	223,136	115,928
Repair and conservation	1,281	12,599
Supplies	449	1,962
Banking and similar services	82	-
Other management expense	8,126	-
Depreciation of property and equipment	16,488	5,938
Amortization of intangible assets	238,552	48,762
Amortization of right-of-use assets	5,974	38,250
	€1,479,968	€1,493,962

During the six months ended June 30, 2026 and 2025, the Company incurred selling and administrative expenses of €1,479,968 and €1,493,962, of which €101,744 and €481,071 derived from related parties, respectively.

NOTE 21 – SUPPLEMENTAL CASH FLOW INFORMATION

Set out below are non-cash investing and financing activities during the six months ended June 30, 2026 and 2025

Non-cash investing and financing activities:

	Six Months Ended
	2026	2025
Recognition of right-of-use assets from lease modification	€-	€42,644
Derecognition of right-of-use assets	€-	€4,164

During the six months ended June 30, 2026 and 2025, the Company paid interest of €219,871 and €167,752 respectively, and income taxes of €0 and €0, respectively.

NOTE 22 – SUBSEQUENT EVENTS

Subsequent to June 30, 2026, the Company carried out several fundraising transactions in the U.S. market through the issuance of ordinary shares represented by American Depositary Securities (ADSs), using subsequent placements under the “at-the-market” (ATM) program.

Overall, the transactions described above resulted in the issuance of approximately 3.65 million shares, equivalent to approximately 0.730 million ADSs, for total gross proceeds of $1,183,664, which after direct fees and commissions totals approximately $1,116,538.

The transactions were executed progressively, with trade dates between July 27 and September 17, 2026, and settlement dates between July 28 and September 18, 2026, reflecting a staged fundraising process based on market conditions.

Including these subsequent transactions occurring after June 30 and those described in Note 2, during the entire year 2026, these transactions resulted in the issuance of approximately 11.4 million ordinary shares, equivalent to approximately 2.29 million ADSs, for total gross proceeds of approximately USD 6.2 million.

Subsequent to June 30, 2026, Turbo Energy, S.A. was served with a summons and complaint in one of three civil actions filed in the Supreme Court of the State of New York, in which it is named as a defendant alongside more than 125 defendants, including more than 100 issuers, 27 underwriters or placement agents, and 14 individuals associated with the latter. The complaints broadly allege violations of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 in connection with the Company’s September 2023 initial public offering and alleged omissions from the registration statement. The allegations are primarily based on alleged deficiencies by the entities involved in the offerings, including those that participated in Turbo Energy’s offering, and on such entities’ alleged involvement in potential pump-and-dump schemes, without making any specific allegations against the Company, its directors, officers, or employees.

As of the date of authorization of these financial statements, the proceedings remain at an early stage, and the plaintiffs have indicated their intention to seek consolidation of the three actions and to file an amended complaint. Based on the legal advice received, the complaints currently filed contain general allegations against the defendants as a group, without allegations specifically directed at the Company; accordingly, it is considered highly likely that the claims against Turbo Energy will be dismissed in their current form. Unless and until an amended complaint containing specific allegations against the Company is filed, Turbo Energy’s potential exposure is expected to be limited to the legal costs associated with the preparation and filing of a motion to dismiss, estimated not to exceed USD 50,000.

Furthermore, Turbo Energy was a co-holder, together with a related party, of a bank financing facility that was refinanced during 2026 and converted into a long-term loan. Prior to such refinancing, the related party issued a guarantee in connection with the performance of construction works for one of its customers. In July 2026, the customer called the bank guarantee for an amount of approximately EUR 830,000. The related party has expressed its disagreement with the full amount claimed, considering that the outstanding works amounted to approximately EUR 100,000.

The related party is currently negotiating with the financial institution the conversion of the amount drawn under the guarantee into a long-term loan, which would be recognized as a liability by that entity. Nevertheless, as Turbo Energy was a co-holder of the financing facility, the Company retains a direct exposure to the financial institution in the event of default by the related party or decision by the financial institution to address a claim for recovery to the Company.